UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

American Bancorp, Inc.

(Name of Issuer)

Common Stock, $5.00 Par Value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

George H. Comeau
Chief Financial Officer
American Bancorp, Inc.
321 East Landry Street, P.O. Box 1819
Opelousas, Louisiana 70570
(337) 363-5643

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2004*

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*  See Explanatory Note on page 3.

CUSIP No. Not Applicable

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald Joseph Lashute

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,028

	8.	Shared Voting Power 400 (with spouse Patricia Dohmann Lashute)

	9.	Sole Dispositive Power 16,028

	10.	Shared Dispositive Power 400 (with spouse Patricia Dohmann Lashute)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.16%

14.	Type of Reporting Person (See Instructions) IN

(1)                                  Based on 115,987 shares of common stock of American Bancorp, Inc. as of March 31, 2004, as set forth on the Form 10-Q of American Bancorp, Inc., filed with the Securities and Exchange Commission on May 6, 2004.

EXPLANATORY NOTE

The ownership interest of Ronald Joseph Lashute in American Bancorp, Inc. (“Company”) has been reported in each of the Company’s definitive proxy statements filed with the Securities and Exchange Commission (the “Commission”) since the Company became a reporting company.  In addition, filings pursuant to Section 16 of the Securities Exchange Act of 1934 (“Exchange Act”) have been made on behalf of Mr. Lashute over this time.  However, Mr. Lashute has only recently understood his ongoing reporting obligations under Section 13 of the Exchange Act.  Any failure to timely file this filing with the Commission was not willful or deliberate.  This filing is being made in compliance with such ongoing reporting requirements under the Exchange Act.

Item 1.	Security and Issuer

The name of the issuer is American Bancorp, Inc. and its principal executive office is located at 321 East Landry Street, Opelousas, Louisiana 70570.  This statement relates to the common stock of the issuer.

Item 2.	Identity and Background

The name of the filing person is Ronald Joseph Lashute, who resides at 649 Southwood Drive, Opelousas, Louisiana 70570.  Mr. Lashute is the Chief Executive Officer and Secretary of American Bancorp, Inc. and American Bank & Trust Company, located at 321 East Landry Street, Opelousas, Louisiana 70570.  Mr. Lashute has not, within the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.  Mr. Lashute is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Of the shares beneficially owned by Mr. Lashute, 16,000 of them are held in a trust, of which Mr. Lashute is the trustee.  The other shares owned by Mr. Lashute have been acquired with personal funds, none of which are represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, or by a loan from a bank in the ordinary course of business.

Item 4.	Purpose of Transaction

All of the shares acquired following the date that the Company became a reporting company were acquired for investment purposes only.  Since the completion of the most recent acquisition, the Company has proposed engaging in a merger transaction with a wholly-owned subsidiary that would enable the issuer to terminate its Securities Exchange Act registration and to elect to become a Subchapter S corporation.  The merger transaction is described more completely in the Schedule 13E-3 Transaction Statement filed by the issuer and the accompanying Schedule 14A. which includes the proxy statement for the annual meeting at which the transaction will be considered.  Each of these documents has been filed with the Securities and Exchange Commission and a copy of each filing is available to the public at the SEC’s website, www.sec.gov.  As a director and executive officer of the issuer, Mr. Lashute is a filing person with respect to the Schedule 13E-3 Transaction Statement.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Lashute beneficially owns 16,428 shares of common stock of the Company, which currently represents 14.16% of its outstanding shares of common stock.

(b)           Mr. Lashute has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, all of the shares of common stock that he owns beneficially, except for 400 shares, for which he shares voting and investment power with his spouse Patricia Dohmann Lashute.

(c)           No purchases or sales of issuer common stock have been made by Mr. Lashute within the past 60 days.

(d)           No person other than Mr. Lashute (and his spouse with regard to 400 shares) has the right to receive or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock that Mr. Lashute owns beneficially.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2004
Date
/s/ Ronald Joseph Lashute
Signature
Ronald Joseph Lashute
Name/Title